As filed with the Securities and Exchange Commission on May 15, 2003


                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                            For the month of May 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      Form 20-F...X...                                       Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

              Yes......                               No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A................................................

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that the company's Annual General Meeting (AGM) of shareholders held today in Stockholm re-elected Marc Beuls, Vigo Carlund, Bruce Grant, Sven Hagstromer and Hakan Ledin as Board members. John Shakeshaft and Cristina Stenbeck were elected as new members of the Board of Directors. Mikael Winkvist was elected as deputy auditor.

The AGM approved the proposal from the Board of Directors not to distribute a dividend to shareholders for 2002.

The AGM resolved to approve the existing procedure for the nomination of Board Directors. A Chairman of the group of major shareholders responsible for nominating Board members will be announced before the year end.

At a statutory Board meeting following the AGM, Sven Hagstromer was elected as Chairman of the Board of Directors. Sven Hagstromer has served as a Non-Executive Director of Tele2 since 1997 and is Chairman of Investment AB Oresund, AB Custos and Acando, as well as a member of the Boards of LGP Telecom Holding AB, Avanza AB and HQ Fonder. John Shakeshaft is an advisor to the board of Quintain Estates and Development plc and an external member of the University of Cambridge audit committee. Cristina Stenbeck is Vice Chairman of the Board of Directors of Metro International and a member of the Board of Directors of Modern Times Group.

Authorisation was given for the Board of Directors to, on one or several occasions during the period until the next Annual General Meeting, issue subordinated debentures with no more than 217,300 detachable warrants, in order to enable stock options to be granted under the incentive programme adopted at the Annual General Meeting held on 16 May 2002. The right to subscribe for debentures shall, disregarding the shareholders' preferential rights, be given to wholly owned subsidiaries in the group.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 17.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS

Lars-Johan Jarnheimer           Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler                    Telephone: +46 8 562 640 00
CFO, Tele2 AB

Andrew Best/ Dwayne Taylor      Telephone: + 44 20 7321 5022
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By: /s/ Hakan Zadler
    ----------------
Name:
Title:


Date:    May 15, 2003